UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Change to HY 2022 results date dated September 13, 2022

99.1

13 September 2022

Haleon plc

Change of Haleon HY 2022 results date

We were deeply saddened by the passing of Her Majesty Queen Elizabeth II and join the people of the UK, the Commonwealth and world in mourning her passing and offer our heartfelt condolences to the Royal Family.

Respectful of the news that the State Funeral is taking place on Monday 19th September 2022 and the announcement that this will be a UK bank holiday we have decided to move our HY 2022 results release from Monday 19th September to Tuesday 20th September 2022.

The results release will be available on the investors section of the Haleon website at 7am BST (8am CET) with a recorded presentation available shortly after. An analyst and investor Q&A call will subsequently take place at 11:30am. Dial in details will be published on the website and shared in the HY release.  A replay of the Q&A call will also be available on the website shortly after the event.

ENDS

About Haleon

Haleon (LSE: HLN) is a global leader in consumer health, with brands trusted by millions of consumers globally. The group employs over 22,000 people across 170 markets, who are united by Haleon's purpose - to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com

Contact Details:

Investors: investor-relations@haleon.com

Media: corporate.media@haleon.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: September 13, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary